Exhibit 99.1

PRESS RELEASE	amdocs
Amdocs Limited Reports Quarterly Revenue Growth of 15%
Amdocs Reports Record Quarterly Revenue of $820 Million, Exceeding Guidance
Key highlights:
•	Third quarter revenue increased to $820 million, exceeding guidance of $790-$805 million

•	Third quarter diluted non-GAAP EPS, excluding acquisition-related costs and equity-based compensation expense, net of related tax effects, increased to $0.61, in line with guidance of $0.59-$0.61 diluted non-GAAP EPS

•	Diluted GAAP EPS of $0.46 for the quarter

•	Free cash flow of $83 million for the quarter

•	Fourth quarter fiscal 2008 guidance: Expected revenue of approximately $825-$835 million and diluted non-GAAP EPS of $0.61-$0.63, excluding acquisition-related costs and approximately $0.06-$0.07 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.47-$0.50
St. Louis, MO – July 23, 2008 – Amdocs Limited (NYSE: DOX) today reported that for its fiscal third quarter ended June 30, 2008, revenue was $820.3 million, an increase of 15.2% from last year’s third quarter. Net income on a non-GAAP basis was $132.5 million, or $0.61 per diluted share (excluding acquisition-related costs, which include amortization of purchased intangible assets and in-process research and development write-off, and excluding equity-based compensation expense, net of related tax effects, of $31.8 million), compared to non-GAAP net income of $120.6 million, or $0.54 per diluted share, in the third quarter of fiscal 2007 (excluding acquisition-related costs, which include amortization of purchased intangible assets and equity-based compensation expense, net of related tax effects, of $32.4 million). The Company’s GAAP net income was $100.7 million, or $0.46 per diluted share, compared to GAAP net income of $88.2 million, or $0.40 per diluted share, in the third quarter of fiscal 2007. Free cash flow for the quarter was $83.2 million, comprised of cash flow from operations of $115.1 million less $31.9 million in net capital expenditures and other.
“Our role as a strategic partner with our customers is translating into excellent business results for Amdocs,” said Dov Baharav, chief executive officer of Amdocs Management Limited. “We continue to provide innovative solutions to solve real-world business needs for the leading service providers around the world. Our unique combination of industry-leading integrated products, services and domain expertise provides us with growth opportunities in areas such as managed services and transformational projects in developed markets and in emerging markets around the world. We continue to see strong demand at this time but there are macro-economic uncertainties which may have an impact on our results in the future. We believe that we are well-positioned for future growth.”
In the third quarter Amdocs had numerous wins across lines of business and geographies. The Company had a win in North America with the Amdocs CES — Qpass 7.5 offering and continues to show momentum in broadband cable and satellite with wins for operational support systems (OSS) and mediation solutions. Amdocs had additional OSS success including a win in Asia Pacific, which builds on a strong existing relationship, and in Europe with Slovak Telecom. Amdocs enjoyed success in emerging markets as Bakcell in Azerbaijan selected Amdocs Compact Convergence Suite and another service provider chose Amdocs CRM.
Financial Outlook
Amdocs expects that revenue for the fourth quarter of fiscal 2008 will be approximately $825-$835 million. Amdocs expects diluted earnings per share on a non-GAAP basis for the fourth quarter to be $0.61-$0.63, excluding acquisition-related costs and approximately $0.06-$0.07 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.47-$0.50.
Amdocs will host a conference call on July 23, 2008 at 5 p.m. Eastern Time to discuss the Company’s third quarter results. The call will be carried live on the Internet via

www.InvestorCalendar.com and the Amdocs website, www.amdocs.com.
Non-GAAP Financial Measures
This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP income taxes and non-GAAP net income. These non-GAAP measures exclude the following items:
•	amortization of purchased intangible assets;

•	in-process research and development write-off and other;

•	restructuring charges;

•	equity-based compensation expense; and

•	tax effects related to the above.
These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.
Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP income taxes and non-GAAP net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets, in-process research and development write-off and other, restructuring charges, equity-based compensation expense, and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.
Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.
Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.
About Amdocs
Amdocs is the market leader in customer experience systems innovation, enabling world-leading service providers to deliver an integrated, innovative and the intentional customer experienceTM – at every point of service.  Amdocs provides solutions that deliver customer experience excellence, combining the software, service and expertise to help its customers execute their strategies and achieve service, operational and financial excellence. A global company with revenue of $2.84 billion in fiscal 2007, Amdocs has more than 17,000 employees and serves customers in more than 50 countries around the world. For more information, visit Amdocs at www.amdocs.com.
This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995,

including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2007 filed on December 3, 2007 and on Form 6-K furnished on February 11 and May 6, 2008.
Contact:
Thomas G. O’Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com

AMDOCS LIMITED
Consolidated Statements of Income
(in thousands, except per share data)

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2007	2008	2007
Revenue:
License	$35,244	$43,821	$93,570	$113,091
Service	785,044	668,270	2,243,249	1,996,393

	820,288	712,091	2,336,819	2,109,484
Operating expenses:
Cost of license	555	960	2,267	3,045
Cost of service	528,437	448,795	1,493,134	1,330,776
Research and development	56,137	56,727	168,240	174,929
Selling, general and administrative	104,632	94,445	300,963	274,895
Amortization of purchased intangible assets	22,796	19,175	66,302	55,785
Restructuring charges, in-process research and development and other	1,780	—	1,780	6,761

	714,337	620,102	2,032,686	1,846,191

Operating income	105,951	91,989	304,133	263,293

Interest income and other, net	6,159	14,290	23,797	36,928

Income before income taxes	112,110	106,279	327,930	300,221

Income taxes	11,438	18,098	31,735	31,527

Net income	$100,672	$88,181	$296,195	$268,694

Basic earnings per share	$0.49	$0.42	$1.43	$1.30

Diluted earnings per share (1)	$0.46	$0.40	$1.36	$1.22

Basic weighted average number of shares outstanding	206,329	208,262	207,069	207,332

Diluted weighted average number of shares outstanding	219,120	223,775	220,315	222,997

(1)	To reflect the impact of assumed conversion of the convertible notes, $985 and $2,955, representing interest expense and amortization of issuance costs, were added back to net income for the three and nine months ended June 30, 2008 and 2007, for the purpose of computing diluted earnings per share.

AMDOCS LIMITED
Selected Financial Metrics
(in thousands, except per share data)

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2007	2008	2007
Revenue	$820,288	$712,091	$2,336,819	$2,109,484

Non-GAAP operating income	146,608	123,843	415,925	365,809

Non-GAAP net income	132,463	120,576	382,400	353,163

Non-GAAP diluted earnings per share (1)	$0.61	$0.54	$1.75	$1.60

Diluted weighted average number of shares outstanding	219,120	223,775	220,315	222,997

(1)	To reflect the impact of assumed conversion of the convertible notes, $985 and $2,955, representing interest expense and amortization of issuance costs, were added back to net income for the three and nine months ended June 30, 2008 and 2007, for the purpose of computing diluted earnings per share.

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Three months ended
	June 30, 2008
		Reconciliation items
			Restructuring
			charges,
		Amortization	in-process
		of purchased	research and	Equity based
		intangible	development	compensation
	GAAP	assets	and other	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$555	$—	$—	$—	$—	$555
Cost of service	528,437	—	—	(5,998)	—	522,439
Research and development	56,137	—	—	(1,104)	—	55,033
Selling, general and administrative	104,632	—	—	(8,979)	—	95,653
Amortization of purchased intangible assets	22,796	(22,796)	—	—	—	—
Restructuring charges, in-process research and development and other	1,780	—	(1,780)	—	—	—

Total operating expenses	714,337	(22,796)	(1,780)	(16,081)	—	673,680

Operating income	105,951	22,796	1,780	16,081	—	146,608

Income taxes	11,438	—	—	—	8,866	20,304

Net income	$100,672	$22,796	$1,780	$16,081	$(8,866)	$132,463

	Three months ended
	June 30, 2007
		Reconciliation items
		Amortization
		of purchased	Equity based
		intangible	Compensation
	GAAP	assets	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$960	$—	$—	$—	$960
Cost of service	448,795	—	(6,587)	—	442,208
Research and development	56,727	—	(1,734)	—	54,993
Selling, general and administrative	94,445	—	(4,358)	—	90,087
Amortization of purchased intangible assets	19,175	(19,175)	—	—	—

Total operating expenses	620,102	(19,175)	(12,679)	—	588,248

Operating income	91,989	19,175	12,679	—	123,843

Income taxes	18,098	—	—	(541)	17,557

Net income	$88,181	$19,175	$12,679	$541	$120,576

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Nine months ended
	June 30, 2008
		Reconciliation items
			Restructuring
			charges,
		Amortization	in-process
		of purchased	research and	Equity based
		intangible	development	compensation
	GAAP	assets	and other	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$2,267	$—	$—	$—	$—	$2,267
Cost of service	1,493,134	—	—	(17,711)	—	1,475,423
Research and development	168,240	—	—	(3,626)	—	164,614
Selling, general and administrative	300,963	—	—	(22,373)	—	278,590
Amortization of purchased intangible assets	66,302	(66,302)	—	—	—	—
Restructuring charges, in-process research and development and other	1,780	—	(1,780)	—	—	—

Total operating expenses	2,032,686	(66,302)	(1,780)	(43,710)	—	1,920,894

Operating income	304,133	66,302	1,780	43,710	—	415,925

Income taxes	31,735	—	—	—	25,587	57,322

Net income	$296,195	$66,302	$1,780	$43,710	$(25,587)	$382,400

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Nine months ended
	June 30, 2007
		Reconciliation items
			Restructuring
			charges,
			in-process
		Amortization of	research and	Equity based
		purchased	development	compensation
	GAAP	intangible assets	and other	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$3,045	$—	$—	$—	$—	$3,045
Cost of service	1,330,776	—	—	(18,914)	—	1,311,862
Research and development	174,929	—	—	(5,099)	—	169,830
Selling, general and administrative	274,895	—	—	(15,957)	—	258,938
Amortization of purchased intangible assets	55,785	(55,785)	—	—	—	—
Restructuring charges, in-process research and development and other	6,761	—	(6,761)	—	—	—

Total operating expenses	1,846,191	(55,785)	(6,761)	(39,970)	—	1,743,675

Operating income	263,293	55,785	6,761	39,970	—	365,809

Income taxes	31,527	—	—	—	18,047	49,574

Net income	$268,694	$55,785	$6,761	$39,970	$(18,047)	$353,163

AMDOCS LIMITED
Condensed Consolidated Balance Sheets
(in thousands)

	As of
	June 30,	September 30,
	2008	2007
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,180,405	$1,179,280
Accounts receivable, net, including unbilled of $35,744 and $43,870 respectively (*)	588,667	473,847
Deferred income taxes and taxes receivable	98,605	117,623
Prepaid expenses and other current assets	104,050	98,746

Total current assets	1,971,727	1,869,496

Equipment, vehicles and leasehold improvements, net	304,146	283,839
Goodwill and other intangible assets, net	1,794,893	1,792,588
Other noncurrent assets (*)	493,225	399,427

Total assets	$4,563,991	$4,345,350

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accruals	$584,424	$592,937
Short-term portion of capital lease obligations and other financing arrangements	2,033	2,055
Deferred revenue (*)	188,336	174,526
Deferred income taxes and taxes payable	39,591	205,960

Total current liabilities	814,384	975,478
0.50% Convertible notes	450,000	450,000
Noncurrent liabilities and other	500,238	319,629
Shareholders’ equity	2,799,369	2,600,243

Total liabilities and shareholders’ equity	$4,563,991	$4,345,350

(*)	Certain amounts in prior period financial statements have been reclassified to conform to the current period presentation.